K e n n e t h I. D e n o s, P. C.

11650 South State Street

Suite 240

Draper, Utah 84 020

(801) 816-2511

Fax: (801) 816-2599

kdenos@denoslaw.com

February 25, 2013

VIA EDGAR

Mr. Dietrich King

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Fuelstream, Inc. (the “Registrant”)

CIK : 0001024920

File No. 333-186142

Dear Mr. King:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of Amendment #1 (the “Amendment”) to the Registrant’s registration statement on Form S-1/A filed with the EDGAR system at 6:35 p.m. on February 13, 2013 (Accession No. 0001391609-13-000072). The Amendment was filed under file number 333-14477, which was not the correct number. The correct file number for the Amendment should have been 333-186142.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001391609-13-000072).

Following submission of this letter, the Amendment will be re-filed by the Registrant under the correct file number.

If you have any questions, or require anything further regarding the request, please contact me at (801) 816-2511.

Very truly yours,

/s/ Kenneth I. Denos

Kenneth I. Denos, Esq.